THE ALPINE GROUP, INC.
ONE MEADOWLANDS PLAZA
SUITE 801
EAST RUTHERFORD, NEW JERSEY 07073

Telephone
(201) 549-4400
Telecopy
(201) 549-4428

March 16, 2006

Ryan Rohn
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Alpine Group, Inc. Form 8-K Item 4.01 Filed March 6, 2006 Form 10-Q/A for the Quarter Ended September 30, 2005 Filed December 7, 2005 File # 000-02249

Dear Mr. Rohn:

This letter is being written to provide Alpine’s responses to the comments contained in the Staff’s comment letter dated March 14, 2006. Each of the Staff’s comments is set forth below and Alpine’s response to each comment immediately follows such comment.

1.
We have reviewed your response to our prior comment 2. We note your “except as set forth below” language relates to changes in your internal control over financial reporting on page 23. As your changes occurred subsequent to September 30, 2005, during your fourth quarter, please state in clear and unqualified language, the changes in your internal control over financial reporting in your Form 10-K for the year ended December 31, 2005. In other words, you should not state that you had no changes, except for the changes below.

1.	As requested, we will state in clear and unqualified language the changes in our internal control over the financial reporting in our Form 10-K for the year ended December 31, 2005.

2.
In your future filings, when a material weakness in your internal control over financial reporting has been identified, please disclose your consideration of the material weakness on your conclusions regarding the effectiveness of your  disclosure controls and procedures, as well as, the basis for your conclusion.

2.
As requested, in future filings, when a material weakness in our internal control over financial reporting has been identified, we will disclose our consideration of the material weakness on our conclusions regarding the effectiveness of our disclosure controls and procedures as well as the basis for our conclusion.

Please call the undersigned at 260-461-5666 or Stewart Wahrsager at 201-549-4400 if you have any questions or comments on the enclosed or if we can furnish other information or be of assistance.

Yours truly,

/s/ David A. Owen
David A. Owen
Chief Financial Officer